UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **August 16, 2005**

FINANCIAL FEDERAL CORPORATION
(Exact name of Registrant as specified in its charter)

Nevada	**1-12006**	**88-0244792**
(State of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

733 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)

(212) 599-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On August 16, 2005, the Board of Directors increased the size of the Board from seven to eight persons pursuant to authority granted by the Company's Amended and Restated by-laws and Nevada law, and selected Leopold Swergold as a director to fill the newly created directorship. Mr. Swergold will serve as a director until the next annual meeting of shareholders in December 2005. A copy of the press release is attached as Exhibit 99.1 and incorporated by reference.

Mr. Swergold formed his own investment banking firm in 1983 after working on Wall Street for almost twenty years. His firm merged into Furman Selz in 1989 where he became Head of Healthcare Investment Banking and a member of its Board of Directors. Furman Selz was acquired by ING Groep N.V. in 1997 where Mr. Swergold was a Managing Director of several funds until he retired in December 2004. Mr. Swergold served as a Governor and Chair of the Audit Committee of the National Association of Securities Dealers ("NASD") from 1989 to 1992 and has been a member of the Board of Directors of Select Medical Corporation since 2001. He currently serves on the Board of Trustees of the Beth Israel Medical Center and St. Luke's - Roosevelt Hospital Center.

There are no arrangements or understandings between Mr. Swergold and any other person pursuant to which he was selected as a director of the Company, and there is no information required to be disclosed under Item 404(a) of Regulation S-K. The Company's Corporate Governance and Nominating Committee determined Mr. Swergold is an independent director under the New York Stock Exchange listing standards. He does not serve on any committees of the Company's Board, although he may be appointed to serve on a committee in the future.

Mr. Swergold was granted 5,000 non-qualified stock options on August 16, 2005 with a $38.16 exercise price. The options vest on December 31, 2005 and expire August 16, 2009.

Item 9.01   Financial Statements and Exhibits

(C) Exhibits:

The following exhibit is filed herewith:

  99.1   Press Release dated August 16, 2005


EXHIBIT INDEX


Exhibit No.	Description of Exhibit
99.1	Press Release dated August 16, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Steven F. Groth
        Senior Vice President and
        Chief Financial Officer (Principal
        Financial Officer)

August 16, 2005
(Date)